April 20, 2020

Via EDGAR

Melissa Gilmore
Martin James
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:	Motorcar Parts of America, Inc. Form 10-K for the Year Ended March 31, 2019 Form 10Q for the Period Ended September 30, 2019 Form 8-K filed November 12, 2019 File No. 001-33861

Dear Ms. Gilmore and Mr. James:

On behalf of Motorcar Parts of America, Inc. (the “Company”), I write to confirm that the Company has requested an additional 10 business days to respond to your additional requests, related to your comment letter dated February 5, 2020, relating to the above-referenced filings, received on April 14, 2020.  The new due date would be May 12, 2020.

Please do not hesitate to contact me if you have any questions or if I can be of assistance at this time. You can reach me at (310) 972 4046.

Yours sincerely,

/s/ Juliet Stone
Juliet Stone
General Counsel
Motorcar Parts of America, Inc.

cc:	Selwyn Joffe, Chairman, President and CEO David Lee, CFO